SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A. CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 30, 2016

I. Date, Time and Place: November 30, 2016, at 03:00 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3, at the Meeting Room of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”). II. Attendance: All the members of the Board of Directors of the Company. III. Chairmanship of the Meeting: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited me, Richard Freeman Lark Jr., to act as secretary of the meeting; IV. Call Notice: Waived, due to the attendance of all the members of the Board of Directors. V. Agenda: To pass resolutions on the following matters: (i) resignation of a member of the Statutory Audit Committee; and (ii) election of new members to the Statutory Audit Committee. VI. Resolutions: After the necessary explanations were provided, and after detailed analysis of the pertinent documents referring to the matters of the agenda, the following items of the agenda were approved by unanimous vote: (i) acceptance of the resignation of Mr. Germán Pasquale Quiroga Vilardo from the office of member of the Statutory Audit Committee; and (ii) election of Messrs. André Béla Jánszky, Brazilian, married, lawyer, bearer of Identity Card RG nº 38.409.140-4, issued by SSP/SP, enrolled with the CPF/MF Individual Taxpayer Registry under nº 346.695.188-79 and Francis James Leahy Meaney, american, married, economist, bearer of National Register of Foreigners nº V218988-N, enrolled with the CPF/MF under nº 054.404.117-80, both with business address at Praça Comandante  Linneu Gomes, s/n, Portaria  3,  Jardim Aeroporto, in the city of São Paulo, State of São Paulo, CEP 04626-020, as members of the Statutory Audit Committee, as from this date until the expiration of their respective terms of office as members of the Board of Directors of the Company. VII. Adjournment of the Meeting and Drawing-up of these Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was adjourned for the necessary time for the drawing-up of these minutes. After the meeting was reopened, these minutes were read, checked and signed by the attendees. Signatures: Chairmanship of the Meeting: Constantino de Oliveira Junior – Chairman; Richard Freeman Lark Jr. – Secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Ricardo Constantino, Joaquim Constatino Neto, William Charles Carroll, Antonio Kandir, Germán Pasquale Quiroga Vilardo, André Béla Jánszky, Anna Luiza Serwy Constantino and Francis James Leahy Meaney. I hereby certify that this is a faithful copy of the minutes drawn-up in the proper book.

São Paulo, November 30, 2016.

_____________________________	_____________________________
Constantino de Oliveira Junior Chairman	Richard Freeman Lark Jr. Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.